K 3/20/14
KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51906

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG LLC dba Betterment Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 West 23rd St. - 5th Floor
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name)*

100 Eagle Rock Avenue	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

14048295

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
3/24/14

OATH OR AFFIRMATION

I, Jonathan Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG LLC dba Betterment Securities as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

ELI BROVERMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registation No. 02BR6280706
Qualified in Kings County
Commission Expires May 1, 2017

Notary Public

Signature

[redacted] Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MTG, LLC D/B/A BETTERMENT SECURITIES

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
of MTG, LLC d/b/a Betterment Securities

We have audited the accompanying financial statement of MTG, LLC d/b/a Betterment Securities, which comprise the statement of financial condition as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement which is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MTG, LLC d/b/a Betterment Securities as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Friedman LLP

February 25, 2014

MTG, LLC d/b/a Betterment Securities
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 174,404
Cash segregated under federal and other regulations	1,000,091
Due from customers	499,572
Receivables from affiliates	127,166
Deposits with clearing broker	250,000
Deposits with bank	25,000
Prepaid expenses	17,681
Other assets	1,720
Total Assets	$2,095,634
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 71,495
Payables to customers	113,364
Payable to affiliate	642,249
Payable to clearing broker	491,586
	1,318,694
Member's equity	776,940
Total Liabilities and Member's Equity	$2,095,634

See accompanying notes to the statement of financial condition.

1 – DESCRIPTION OF BUSINESS

MTG, LLC d/b/a Betterment Securities (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's parent company, Betterment Holdings, Inc. (the "Parent") is a privately held Delaware Corporation. The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Revenue is comprised of brokerage service fees received from a related party for the execution of customers' securities transactions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date. The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for income taxes. The member's allocable share of the Company's income or loss is reportable on its income tax returns. Provisions are made for New York City Unincorporated Business Tax.

Federal, state and local income tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

Revenue Recognition

Security transactions and related revenues and expenses are recorded on a trade date basis.

Use of Estimates

Management uses estimates and assumptions in preparing the statement of financial condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3 - CASH MAINTAINED IN SWEEP PROGRAMS OR SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company maintains records of credits payable to customers. Credits payable to customers are either maintained in a sweep program under which cash is held in an account at a bank whose deposits are insured by the Federal Deposit Insurance Corporation or segregated in a special reserve bank account for the exclusive benefit of customers. The value of the assets maintained in a sweep program is not included on the Company's statement of financial condition.

4 - CLEARING DEPOSIT

The Company maintains a $250,000 clearing deposit with its clearing broker, Apex Clearing Corporation (the "Clearing Broker"). The clearing deposit is required of the Company by the Clearing Broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the correspondent firm, as long as the correspondent firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

5 - RELATED PARTY TRANSACTIONS

The Company and Betterment LLC an SEC registered investment advisor (the "RIA"), are affiliated through common ownership. The Company maintains an arrangement with the RIA under which the Company will maintain brokerage accounts, execute security transactions, and provide back-office operations and technical support in return for a fixed fee per order ticket executed by the Company. Under this arrangement as of December 31, 2013, the RIA owed the Company $127,166.

The Company and the Parent maintain an administrative service agreement under which the Parent provides office space, personnel and technology services to the Company for use in its operations.

From time to time the Company borrows monies from its Parent for operational cash flow needs. These loans are all short term in nature, bear no interest, are not permanent and not considered capital in accordance with regulatory requirements (see Note 6) and are repaid to the Parent based on short term cash flow availability. As of December 31, 2013, the Company owed $642,249 to the Parent under such loans.

6 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined. At December 31, 2013, the Company had net capital of $600,377 which exceeded requirements by $350,377. The ratio of aggregate indebtedness to net capital was 1.38 to 1.

In addition, the Company maintains a Special Reserve Bank Account for the exclusive benefit of customers of the Company pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

7 – CONTROL OF SECURITIES

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming through the Company. The value of such assets is not included on the Company's statement of financial condition.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.